UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ventyx Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92332V107
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,720,994 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,720,994 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,720,994 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 1,014,267 shares of Common Stock (as defined herein) held directly by venBio SPV III, LLC, which is solely owned and managed by the Reporting Person.

CUSIP No. 92332V107	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,720,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,720,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,720,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 92332V107	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,720,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,720,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,720,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 92332V107	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,720,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,720,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,720,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,720,994

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,720,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,720,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 92332V107	Page 7 of 12 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Ventyx Biosciences, Inc. (the “Issuer”), whose principal executive offices are located at 662 Encinitas Blvd., Suite 250, Encinitas, CA 92024. This Amendment No. 3 amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 4, 2021, and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 14, 2022 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on December 15, 2022 (together with this Amendment No. 3, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the previous information reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 56,637,458 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s quarterly report for the quarterly period ended September 30, 2022, filed with the U.S. Securities and Exchange Commission on November 4, 2022.

Fund III directly holds 1,706,727 shares of Common Stock, and venBio SPV directly holds 1,014,267 shares of Common Stock. As the sole owner and manager of venBio SPV, Fund III may be deemed to beneficially own the shares held by venBio SPV. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and venBio SPV, and as the sole general partner of the General Partner III, GP Ltd. III may be deemed to beneficially own the shares held by Fund III and venBio SPV. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III and venBio SPV.

(c) Except for the transactions listed in Exhibit 99.6 to this Amendment No. 3, there have been no transactions in the shares of Common Stock by the Reporting Persons since the most recent filing of Schedule 13D (Amendment No. 2) on December 15, 2022.

(e) As of January 27, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 92332V107	Page 8 of 12 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2023

VENBIO GLOBAL STRATEGIC FUND III, L.P.
By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner
By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner
By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director
VENBIO GLOBAL STRATEGIC GP III, L.P.
By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner
By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director
VENBIO GLOBAL STRATEGIC GP III, LTD.
By:	*
Title:	Director
By:	*
Title:	Director
By:	*
Title:	Director
*
Corey Goodman
*
Robert Adelman
By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2 to the Schedule 13D.

CUSIP No. 92332V107	Page 9 of 12 Pages
Exhibit 99.6

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons during the sixty days prior to the filing of this Amendment No. 3.

Name	Date of Transaction	Transaction	Amount of Securities	Price
Fund III	12/15/2022	Sell	8,960	$34.0001 (1)
Fund III	01/12/2023	Sell	29,782	$35.2182 (2)
Fund III	01/13/2023	Sell	22,598	$34.4002 (3)
Fund III	01/13/2023	Sell	2,168	$35.1456 (4)
Fund III	01/17/2023	Sell	39,073	$33.6113 (5)
Fund III	01/17/2023	Sell	6,379	$34.0916 (6)
Fund III	01/18/2023	Sell	24,250	$33.7485 (7)
Fund III	01/18/2023	Sell	4,411	$34.4702 (8)
Fund III	01/19/2023	Sell	30,462	$33.5327 (9)
Fund III	01/19/2023	Sell	1,263	$34.0135 (10)
Fund III	01/20/2023	Sell	39,804	$33.6247 (11)
Fund III	01/20/2023	Sell	29,572	$34.2624 (12)
Fund III	01/20/2023	Sell	2,120	$35.0498 (13)
Fund III	01/23/2023	Sell	12,640	$34.2272 (14)
Fund III	01/23/2023	Sell	65,635	$35.0464 (15)
Fund III	01/23/2023	Sell	64,304	$35.9372 (16)
Fund III	01/24/2023	Sell	3,517	$35.0456 (17)
Fund III	01/24/2023	Sell	38,294	$36.2096 (18)
Fund III	01/24/2023	Sell	15,117	$36.6166 (19)
Fund III	01/25/2023	Sell	46,775	$36.0801 (20)
Fund III	01/25/2023	Sell	213	$36.6523 (21)
Fund III	01/26/2023	Sell	2,509	$36.1432 (22)
Fund III	01/26/2023	Sell	19,114	$37.8961 (23)
Fund III	01/27/2023	Sell	50,070	$40.2613 (24)
Fund III	01/27/2023	Sell	152,020	$41.3464 (25)
Fund III	01/27/2023	Sell	14,772	$42.5491 (26)
Fund III	01/27/2023	Sell	23,680	$43.3231 (27)

(1)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.02, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(2)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.825 to $35.5787, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(3)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.94 to $34.9391, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

CUSIP No. 92332V107	Page 10 of 12 Pages
(4)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.94 to $35.42, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(5)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.00 to $33.9998, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(6)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.995, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(7)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.355 to $34.35, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(8)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.355 to $34.7344, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(9)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.00 to $33.9994, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(10)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.06, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(11)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.00 to $33.995, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(12)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.00 to $34.885, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(13)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.02 to $35.105, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

CUSIP No. 92332V107	Page 11 of 12 Pages
(14)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.6247 to $34.624, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(15)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.63 to $35.62, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(16)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.63 to $36.54, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(17)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $34.51 to $35.49, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(18)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.5144 to $36.5141, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(19)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.5145 to $36.765, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(20)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.59 to $36.58, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(21)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.615 to $36.77, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(22)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.73 to $36.60, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(23)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.3535 to $38.19, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

CUSIP No. 92332V107	Page 12 of 12 Pages
(24)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.94 to $40.9364, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(25)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.9409 to $41.94, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(26)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.985 to $42.98, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

(27)
The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.995 to $43.73, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.